Exhibit 99.1
Q1 2010
REPORT TO
SHAREHOLDERS
February 9, 2010

MD&A:
OUR BUSINESS	2
STRATEGY AND OBJECTIVES	5
OPERATING RESULTS	6
FINANCIAL CONDITION	10
CASH FLOWS	11
LIQUIDITY AND CAPITAL RESOURCES	12
LEGAL PROCEEDINGS	13
OUTLOOK	14
FINANCIAL RISK MANAGEMENT	14
CRITICAL ACCOUNTING ESTIMATES	16
ACCOUNTING POLICIES AND FUTURE ACCOUNTING STANDARDS	17
RELATED PARTY TRANSACTIONS	18
INTERNAL CONTROL OVER FINANCIAL REPORTING	18
RISKS AND UNCERTAINTIES	18
DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES	20
FORWARD-LOOKING STATEMENTS	22

INTERIM CONSOLIDATED FINANCIAL STATEMENTS	24

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS	28

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (MD&A) comments on Gildan’s operations, performance and financial condition as at and for the three months ended January 3, 2010, compared to the corresponding period in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited Interim Consolidated Financial Statements as at and for the three months ended January 3, 2010, and the related notes, and with our MD&A for the year ended October 4, 2009 (2009 Annual MD&A) which is part of the fiscal 2009 Annual Report. This MD&A is dated February 9, 2010. All amounts in this report are in U.S. dollars, unless otherwise noted.
All financial information contained in this MD&A and in the unaudited Interim Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled “Non-GAAP Measures” in this MD&A. The unaudited Interim Consolidated Financial Statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved by our Board of Directors.
Additional information about Gildan, including our 2009 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.
This document contains forward-looking statements, which are qualified by reference to, and should be read together with, the “Forward-looking Statements” cautionary notice on page 22.
In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.
OUR BUSINESS
We are a marketer and vertically-integrated globally cost-competitive manufacturer of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume replenishment programs. We sell activewear products to screenprint markets in North America, Europe and other international markets. Gildan is the leading supplier of activewear for the screenprint channel in the U.S. and Canada, and also a leading supplier for this market in Europe and Mexico. We sell socks and underwear, in addition to our activewear products, to mass market and regional retailers in North America. In the U.S. mass market retail channel, Gildan is one of the leading suppliers of socks. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.
Our Products and Markets
We have built our core business by manufacturing and selling activewear products through wholesale distributors servicing the screenprint market. Today we sell activewear products to this channel in North America, Europe and other international markets. In more recent years we made our entry into the North American retail channel, with the addition of socks and underwear to our activewear product-line for sale to large mass-market and regional retailers.
Our activewear products, namely T-shirts, fleece and sport shirts are sold under the Gildan brand in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently sold to screenprinters and embroiderers who decorate the products with designs and logos. Screenprinters then sell the imprinted activewear to a highly diversified range of end-use markets, including educational institutions, athletic dealers, event merchandisers, promotional product distributors, charity organizations, entertainment promoters, and travel and tourism venues. Our activewear products are used in a variety of daily activities by individuals, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity. We are also growing our private label activewear business to provide undecorated products to large branded apparel companies and retailers
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MANAGEMENT’S DISCUSSION AND ANALYSIS
which sell imprinted activewear and are currently not supplied by our existing U.S. wholesale distributors. In the North American mass-market and regional retailer channel, we sell a variety of styles of socks, and men’s and boys’ underwear, in addition to our undecorated activewear products, under various retailer private labels and under the Gildan brand.
All of our products are made of 100% cotton or of blends of cotton and synthetic fibres. Our products are characterized by low-fashion risk compared to other apparel categories since these products are basic, frequently replenished, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan. Our value proposition combines consistent quality, competitive pricing and fast and flexible replenishment, due to our geographical proximity to our markets, as well as our leadership in corporate social responsibility and environmental sustainability. As a vertically-integrated manufacturer, Gildan is able to provide premium products to customers in a broad range of sizes, colours and styles with enhanced product features, such as pre-shrunk fabrics, and a selection of fabric weights, blends and construction. Innovations in the manufacturing process of our activewear products have allowed us to ensure colour/shade consistency and high performance of the garments. In addition, innovations in the sock manufacturing process, such as higher needle count machines and seamless toe closing operations have allowed Gildan to deliver enhanced sock product features at lower prices. These innovations have resulted in further improving the value proposition of our activewear and sock products to our customers.
Our Facilities
Textile and Sock Manufacturing
To support our sales in the various markets, we have built modern manufacturing facilities located in Central America and the Caribbean Basin where we manufacture T-shirts, fleece, sport shirts, socks and underwear. Our largest manufacturing hub in Central America includes our first vertically-integrated knitting, bleaching, dyeing, finishing and cutting textile facility (Rio Nance 1) to produce activewear fabric and, more recently, underwear fabric. This facility, located in Rio Nance, Honduras, became operational in fiscal 2002. During fiscal 2007, we expanded our operations in Rio Nance to include a new integrated textile facility for the production of activewear fabric (Rio Nance 2) and a new integrated sock manufacturing facility (Rio Nance 3). We have also established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility for the production of activewear fabric in Bella Vista, Dominican Republic, which became operational in fiscal 2005. The Company is also planning further textile capacity expansion in its existing manufacturing hubs in the Dominican Republic and Central America.
In addition to our integrated sock manufacturing facility located in our Central America hub, we operate U.S. sock knitting facilities in Fort Payne, Alabama. During fiscal 2010, the Company plans to ramp up production at a second sock manufacturing facility (Rio Nance 4) in Rio Nance. Rio Nance 4 is expected to further support our projected future sales growth in the sock category and position us to continue to optimize our manufacturing cost structure.
Sewing Facilities
Our sewing facilities for activewear and underwear are strategically located in close proximity to our textile manufacturing facilities. We operate sewing facilities in Honduras and Nicaragua to support our textile manufacturing hub in Central America. To support our vertically-integrated textile production in the Dominican Republic, we utilize third-party contractors in Haiti, and we also have a sewing facility in the Dominican Republic, which began operating during the second quarter of fiscal 2009.
On January 12, 2010, Haiti was struck with a massive earthquake which impacted Gildan’s third-party contractor operations used to sew the majority of the fabric produced at its Dominican Republic textile facility. Gildan immediately began implementing temporary contingency plans to minimize the disruption of contractor production in Haiti by increasing capacity at its integrated sewing facilities in the Dominican Republic, Honduras and Nicaragua. For further details regarding the impact of the Haiti earthquake on the Company’s operations, refer to the section entitled “Updates to the Description of Risks and Uncertainties” in this MD&A.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Yarn-Spinning
CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm’s yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.
Sales, Marketing and Distribution
Our global sales and marketing office, which employs approximately 145 full-time employees, is located in St. Michael, Barbados and is responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and inventory control and logistics. The Company also employs a sales group in the U.S. to service its retail customers.
We distribute our activewear products for the screenprint channel primarily out of our distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. Shipments are also made directly from our manufacturing facilities. To service the mass-market retail channel, we operate distribution centres in Martinsville, Virginia and Fort Payne, Alabama. On November 17, 2009, the Company completed the acquisition of a state-of-the-art distribution centre and office building in Charleston, South Carolina. This facility will be utilized to support the Company’s retail strategy, and is also expected to generate cost reductions and efficiencies as a result of consolidating existing distribution capacity. The new 850,000 square foot building offers Gildan sufficient capacity for its current storage requirements and can be expanded to accommodate further long-term growth requirements. Retail distribution activities at the Martinsville location and in Fort Payne will progressively be consolidated into this single site during fiscal 2010.
Employees and Corporate Offices
As of the end of the first quarter of fiscal 2010 we employed more than 20,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.
Competitive Environment
The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in building and operating large-scale, vertically-integrated offshore manufacturing hubs which allows us to offer competitive pricing, consistent product quality, and a supply chain which efficiently services replenishment programs with short production/delivery cycle times. Our investments and commitment to our corporate social responsibility programs are also increasingly becoming important factors for our customers. We are focused on providing a more socially and environmentally responsible supply chain for our customers by employing progressive hiring and employment practices in good working conditions, minimizing our impact on the environment and contributing to communities in the countries in which we operate.
Gildan is the leading supplier of activewear products for the screenprint channel in the U.S. and Canada, and also a leading supplier for this market in Europe and Mexico. In the U.S. mass-market retail channel Gildan is one of the leading suppliers of socks. Our primary competitors in North America are the major manufacturers for the screenprint and retail channels, such as Hanesbrands Inc., Berkshire Hathaway Inc. through its subsidiaries Fruit of the Loom, Inc. and Russell Corporation, and smaller U.S.-based manufacturers, including Anvil Knitwear Inc. We also compete with Alstyle Apparel, a division of Ennis Corp., and Delta Apparel Inc. The competition in the European screenprint channel is similar to that in North America, as we compete primarily with the European divisions of the major U.S.-based manufacturers mentioned above. We also continue to face the threat of increasing global competition. In Europe, we also have large competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. In addition, many of Gildan’s U.S. competitors servicing the retail apparel industry currently source products from Asia.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Economic Environment
During fiscal 2009, the severe downturn in the overall economic environment resulted in a dramatic curtailment of consumer and corporate spending which negatively impacted demand for our products in the U.S. and other international screenprint markets. Unit shipments from U.S. wholesale distributors to U.S. screenprinters in fiscal 2009 were down approximately 14.7% based on the S.T.A.R.S. report produced by ACNielsen Market Decisions. In addition, during fiscal 2009 there was significant inventory destocking at the U.S. distributor level. Weaker demand and customer inventory reductions also occurred in the mass-market retail channel during fiscal 2009.
The year-over-year decline in overall unit shipments from U.S. wholesale distributors to U.S. screenprinters continued during the three months ended December 31, 2009, with a decline of 8.9% compared to a decline of 12.3% in the three months ended September 30, 2009 and 11.6% in the three months ended December 31, 2008. However, unit shipments of Gildan products from U.S. wholesale distributors to U.S. screenprinters for the three months ended December 31, 2009 increased 5.0%, compared to a decline of 6.0% in the three months ended September 30, 2009 and a decline of 4.7% in the quarter ended December 31, 2008. While demand for our products has improved, the Company continues to plan for fiscal 2010 on the basis of the continuation of weak macro economic conditions. Please refer to the section entitled “Outlook”.
STRATEGY AND OBJECTIVES
Our growth strategy comprises the following initiatives:
1.	Maximize screenprint market penetration and opportunities
While we have achieved a leadership position in the screenprint channel in the U.S. and in Canada, we believe we can continue to further solidify our position in the North American screenprint channel. We also intend to grow our private label activewear business to provide undecorated products to large non-retailer branded apparel companies. We believe we can continue to expand our presence in international screenprint markets, primarily in Europe, Mexico and the Asia/Pacific region. In recent years, we have further developed our integrated manufacturing hubs in Central America and the Caribbean Basin, which we expect will allow us to allocate capacity to service product categories and geographical locations where our growth was previously constrained by capacity availability. We are currently planning to invest further in capacity expansions within our existing manufacturing hubs.

2.	Leverage our successful business model to further penetrate the mass-market retail channel
The acquisitions of two U.S. retail sock manufacturing companies in fiscal 2006 and fiscal 2008, combined with the addition of new branded and private label sock programs, have positioned us as a leading supplier of basic family socks in the U.S. mass-market retail channel. We intend to continue to build and leverage our significant market position in socks to establish a significant presence in the mass-market retail channel with our activewear and underwear product lines. We are leveraging our existing core competencies, successful business model and competitive strengths. Our value proposition in the retail channel as in the screenprint channel combines consistent quality, competitive pricing and fast and flexible replenishment, due to our geographical proximity to our markets, as well as our leadership in corporate social responsibility and environmental sustainability. Within the mass-market retail channel we are positioning ourselves as a strategic private label supplier of socks, activewear and underwear to mass retailers seeking to consolidate their supply chain with fewer, larger manufacturers. We are also pursuing a strategy of selling our products with the Gildan brand to regional retailers.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
3.	Continue to generate manufacturing and distribution cost reductions
We seek to continuously improve our manufacturing and distribution processes and cost structure by developing and investing in cost-reduction initiatives. In addition to the continuing consolidation of our manufacturing operations to our Central American and Caribbean Basin hubs, we are implementing other cost reduction initiatives which include, among others, our plans to install additional biomass facilities as an alternate source of natural renewable energy in order to reduce our reliance on high-cost fossil fuels and further reduce our impact on the environment, which reflects the Company’s commitment to sustainability. We are also planning to achieve further efficiencies in operating our distribution activities.

4.	Re-invest and/or redistribute cash flow
We will evaluate opportunities to reinvest our cash flows generated from operations. Our primary use of cash will continue to be to finance our working capital and capital expenditure requirements to support our organic growth, but at the same time we are prepared to evaluate complementary strategic acquisition opportunities which meet our return on investment criteria, based on our risk-adjusted cost of capital. In addition, we will opportunistically consider share repurchases if management and the Board at any time believe that our shares are undervalued, and we also intend, as we have done periodically in the past, to discuss with our Board the possible introduction of a dividend.
We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial Risk Management” and “Risks and Uncertainties” sections of our 2009 Annual MD&A, as subsequently updated in this interim MD&A.
OPERATING RESULTS
Non-GAAP Measures
We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and cash in excess of total indebtedness/net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and operating results.
We refer the reader to the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable GAAP measures.
Summary of Quarterly Results
The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared on the same basis as the annual audited Consolidated Financial Statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.
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MANAGEMENT’S DISCUSSION AND ANALYSIS

(in $ millions, except per share amounts)	2010				2009			2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Net sales	220.4	301.7	307.8	244.8	184.0	324.7	380.8	293.8
Net earnings	28.0	42.4	41.5	7.1	4.3	21.8	54.5	42.1
Net earnings per share
Basic EPS(1)	0.23	0.35	0.34	0.06	0.04	0.18	0.45	0.35
Diluted EPS(1)	0.23	0.35	0.34	0.06	0.04	0.18	0.45	0.35
Total assets	1,101.5	1,082.4	1,126.3	1,109.1	1,037.4	1,095.0	1,098.6	1,052.7
Total long-term financial liabilities	3.2	4.4	92.9	121.5	51.2	53.0	108.4	146.3
Weighted average number of shares outstanding (in ‘000s)
Basic	120,977	120,959	120,911	120,799	120,573	120,531	120,492	120,464
Diluted	121,762	121,668	121,483	121,178	121,408	121,558	121,622	121,649

(1)	Quarterly EPS may not add to year-to-date EPS due to rounding.
Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Our results of operations for interim periods and for full fiscal years are impacted by the variability of certain factors, including, but not limited to changes in end-use demand and customer demand, including our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, in advance of the Fall and Winter seasons, in the third and fourth quarters of each fiscal year. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather and the need to support requirements for the back-to-school period and the holiday season.
Historically, we have operated our mature facilities at full capacity throughout the year in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of inventory levels in the first half of the year. In the last three quarters of fiscal 2009, Gildan took some production downtime in order to align its inventory levels with sales demand, in the context of the weak economic conditions during the year.
Our trade account receivable balances also fluctuate as a result of seasonal sales trends, and days’ sales outstanding (DSO) are also impacted by seasonal programs for our fleece and long-sleeve T-shirts shipped in the third and fourth quarters with extended payment terms. Consequently, trade accounts receivable balances and DSO typically decrease in the first quarter of the fiscal year from seasonally higher levels in the third and fourth quarters of the fiscal year.
Our results are also impacted by the fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs and trims which we purchase from a variety of suppliers. Cotton prices, which directly affect the cost of the cotton fibres we purchase, are affected by weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable. While we enter into contracts in advance of delivery to establish firm prices for cotton and cotton yarn, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Our results of operations are also affected by fluctuations in crude oil and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs and trims.
Management decisions to consolidate or reorganize operations, including the closure of facilities, may also result in significant restructuring and other charges in an interim or annual period. In addition, the effect of asset writedowns, including provisions for bad debts and slow moving inventories, can affect the variability of our results.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
During the fourth quarter of fiscal 2008 we recorded a one-time income tax charge of $26.9 million, or $0.22 per share, related to the settlement of the Canada Revenue Agency (CRA) audit.
Net Sales
Net sales in the first quarter of fiscal 2010, which is seasonally the lowest quarter of the fiscal year for our activewear sales, amounted to $220.4 million, up 19.8% from $184.0 million in the first quarter of last year. Sales of activewear and underwear were $152.9 million, up 32.0% from $115.8 million last year, and sales of socks were $67.5 million, essentially flat compared to sales of $68.2 million last year.
The increase in sales of activewear and underwear in the quarter was due to a 31.5% increase in activewear unit sales volumes and a more favourable activewear product-mix reflecting a higher proportion of sales of higher-valued fleece products, partially offset by lower activewear net selling prices of approximately 3.5% compared to the first quarter of fiscal 2009. Early in the first quarter of fiscal 2010, Gildan reduced gross selling prices for certain of its activewear products in the U.S. wholesale distributor channel in order to enhance the ability of its wholesale distributors to plan their business and to help stimulate screenprinter demand for Gildan products.
The increase in unit sales volumes of activewear and underwear in the first quarter of fiscal 2010 was due to increased market share in all product categories in the U.S. distributor channel, lower seasonal inventory destocking by distributors than in the first quarter of fiscal 2009 and increased penetration in international and other screenprint markets. These positive factors were partially offset by an 8.9% decline in overall industry unit shipments from U.S. distributors to U.S. screenprinters. Shipments of Gildan products by U.S. distributors to U.S. screenprinters were up 5.0%, as the benefit of market share gains more than offset the overall decline in industry shipments.
Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. report produced by ACNielsen Market Decisions. The table below summarizes the S.T.A.R.S. data for the three months ended December 31, 2009:

	Three months ended		Three months ended
	December 31,		December 31,
	2009 vs. 2008		2009	2008
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	5.0%	(8.9)%	61.3%	53.3%
T-shirts	5.5%	(8.9)%	62.7%	54.2%
Fleece	1.7%	(7.2)%	56.8%	51.9%
Sport shirts	(0.1)%	(12.5)%	40.3%	35.4%

During the three months ended December 31, 2009, Gildan achieved significant market share gains in all of its product categories and increased its overall market share in the U.S. screenprint channel to 61.3%, compared to 53.3% in the same period last year.
Net sales of $17.6 million from our international markets in the first quarter of fiscal 2010 were up 82.8% compared to the same period last year. The increase in international sales for the first quarter of fiscal 2010 was due to strong unit volume sales increases in every country that we sell to in Europe and significantly higher shipments to Mexico and Asia/Pacific. In addition, international sales were positively impacted by the increase in the value of local currencies compared to the U.S. dollar.
Sales of socks in the first quarter of fiscal 2010 were essentially flat compared to the first quarter of fiscal 2009 in spite of the negative sales impact of the discontinuance of unprofitable sock programs and the elimination of baby apparel and layette programs under licensed brands, which had been included in one of our U.S. retail sock manufacturer acquisitions and did not fit with Gildan’s business model. The impact
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MANAGEMENT’S DISCUSSION AND ANALYSIS
of eliminating these programs was essentially offset by the performance of continuing sock programs, including new mass retailer private label sock brands introduced during fiscal 2009.
Gross Profit
Gross margins in the first quarter of fiscal 2010 were 29.8% compared to 21.1% in the first quarter of fiscal 2009. The increase in gross margins compared with last year was due to significant gains in manufacturing efficiencies, lower cotton and energy costs and more favourable activewear product-mix. These positive factors were partially offset by lower activewear net selling prices, as well as the impact of additional inventory provisions.
Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses in the first quarter of fiscal 2010 were $34.0 million, or 15.4% of net sales compared to $33.5 million, or 18.2% of net sales in the first quarter of fiscal 2009. The slight increase in SG&A expenses was primarily due to the negative impact of a stronger Canadian dollar on corporate administrative expenses and higher performance-driven variable compensation expenses, partially offset by the non-recurrence of provisions for doubtful receivable accounts recorded in the first quarter of fiscal 2009 as well as lower legal and professional fees.
Restructuring and Other Charges

	Three months ended
	January 3,	January 4,
(in $ millions)	2010	2009
Gain on disposal of assets held for sale	(0.2)	—
Accelerated depreciation	1.1	—
Employee termination costs and other benefits	0.3	0.3
Carrying and dismantling costs associated with assets held for sale	0.4	0.6

	1.6	0.9

In fiscal 2006 and 2007, the Company announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of its corporate office. In fiscal 2008, the Company announced the consolidation of its Haiti sewing production with third party contractor facilities, and the planned phase out of sock finishing operations in the U.S. In fiscal 2009, the Company announced plans to consolidate its existing retail channel distribution capacity which has led to a reduction of the estimated remaining economic lives of the related long-lived assets. The costs incurred in connection with these initiatives have been recorded as restructuring and other charges.
For the first quarter of fiscal 2010, restructuring and other charges totalled $1.6 million. The effect of the change in estimate of the remaining economic lives of the distribution long-lived assets amounting to $1.1 million in the first quarter of fiscal 2010 has been classified as accelerated depreciation and included in restructuring and other charges. An additional $1.8 million of accelerated depreciation is expected to be recorded in the remainder of fiscal 2010 related to these assets. Restructuring and other charges also included $0.3 million of employee termination costs associated with the consolidation of the Company’s distribution facilities, and $0.2 million relating to carrying and dismantling costs for facility closures that occurred in previous fiscal years. Restructuring charges of $0.9 million in the first quarter of fiscal 2009 included $0.3 million of additional severance relating to prior year closures noted above, and $0.6 million of other costs, mainly for the consolidation of the Haiti sewing operations.
The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Expense / Income, net
Net financial expense amounted to $0.8 million in the first quarter of fiscal 2010, compared to $0.2 million in the first quarter of fiscal 2009. The increase of $0.6 million in net financial expense in fiscal 2010 resulted from a foreign exchange loss of $0.6 million compared to a foreign exchange gain of $1.0 million last year, partially offset by a decrease of $0.9 million in interest expense. In fiscal 2009, financial income and expense included changes in the fair value of forward foreign exchange contracts, since the Company was not using hedge accounting for its forward foreign exchange contracts. In the first quarter of fiscal 2010, the Company designated forward foreign exchange contracts as cash flow hedges, for which an unrealized gain of $1.8 million was recorded in other comprehensive income.
Income Taxes
Income tax expense for the first quarter of fiscal 2010 was $1.2 million, compared to an income tax expense of $0.3 million for the first quarter of fiscal 2009. Excluding the impact of restructuring and other charges in both years, the effective income tax rate for the first quarter of fiscal 2010 was 5%, in line with our projected tax rate for fiscal 2010. This compared to an effective income tax rate of 6% for the same period last year.
Net Earnings
Net earnings for the first quarter of fiscal 2010 were $28.0 million, or $0.23 per share on a diluted basis, up significantly compared with net earnings of $4.4 million, or $0.04 per share on a diluted basis in the first quarter of fiscal 2009. Net earnings included the impact of after-tax restructuring and other charges of $1.2 million, or $0.01 per diluted share in the first quarter of this fiscal year and $0.9 million, or approximately $0.01 per diluted share in the first quarter of last year. Excluding the impact of restructuring and other charges, adjusted net earnings and adjusted diluted EPS for the first quarter of fiscal 2010 totaled $29.2 million and $0.24 per share, compared to $5.3 million, or $0.04 per share in the first quarter of fiscal 2009. The increase in adjusted net earnings and diluted EPS in the quarter was mainly due to higher unit sales volumes for activewear, improved gross margins driven primarily by increased manufacturing efficiencies and lower cotton and energy costs, and a more favourable product-mix compared to the same period last year. EPS for the first quarter was slightly higher than the Company’s internal forecast as the impact of lower than anticipated promotional activity in the U.S. wholesale distributor channel and more favourable product-mix more than offset the impact of the timing of replenishment of the U.S. wholesale distributor channel, which is benefitting activewear shipments early in the second quarter of the fiscal year.
FINANCIAL CONDITION

Trade accounts receivable of $77.7 million as at January 3, 2010 declined by $81.9 million compared to trade accounts receivable of $159.6 million at the end of fiscal 2009 and by $6.5 million compared to $84.2 million at the end of the first quarter of fiscal 2009. The decrease in trade accounts receivable from the end of fiscal 2009 reflected lower sales as the first quarter is seasonally the lowest quarter in the fiscal year for activewear sales, and a decline in DSO consistent with prior years due to collections from seasonal programs shipped in the third and fourth quarters with extended payment terms. The decrease in trade accounts receivable compared to the first quarter of fiscal 2009 primarily reflected a decrease in DSO resulting from improved collections, and a higher proportion of sales occurring in the first half of the quarter relative to last year, partially offset by the 19.8% increase in net sales over the prior year.
Inventories of $345.0 million were up $43.1 million, or 14.3% from $301.9 million at the end of fiscal 2009 and down $41.4 million or 10.7%, compared to the first quarter of fiscal 2009. Consistent with prior years, our activewear inventories increased during the first quarter of our fiscal year, as we build inventories in order to capitalize on peak summer seasonal demand for T-shirts. In addition, the increase reflected slightly higher average unit costs. The decrease in inventories from the first quarter of fiscal 2009 was primarily attributable to lower sock and raw material inventories due to supply chain efficiencies implemented during fiscal 2009, as well as lower average unit costs due to lower cotton and energy costs, partially offset by higher activewear unit volumes. The Company believes its current levels of finished goods inventories are appropriate in the context of current market conditions.
QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P.10

MANAGEMENT’S DISCUSSION AND ANALYSIS
Property, plant and equipment, which are net of accumulated depreciation, including asset impairment losses, amounted to $431.6 million at January 3, 2010, compared to $414.5 million at October 4, 2009. The increase of $17.1 million primarily reflected capital additions of $34.0 million offset by depreciation of $15.1 million. Capital additions consisted primarily of the acquisition of a distribution centre in Charleston, South Carolina, as well as expenditures related to our capacity expansion projects in Honduras, and our biomass energy project in the Dominican Republic.
Intangible assets amounted to $56.0 million as at January 3, 2010 compared to $56.8 million at the end of fiscal 2009. The decrease is related to the amortization of intangible assets for fiscal 2010.
Assets held for sale of $3.4 million as at January 3, 2010 (October 4, 2009 — $6.5 million) include property, plant and equipment relating to closed facilities. The decrease in assets held for sale is due mainly to the sale of facilities relating to previously announced closures.
Total assets were $1,101.5 million as at January 3, 2010, compared to $1,082.4 million at the end of the previous year. Working capital was $457.8 million as at January 3, 2010 compared to $441.0 million as at October 4, 2009. The current ratio at the end of the first quarter of fiscal 2010 was 4.6 compared to 4.2 at the end of fiscal 2009.
Income taxes payable decreased by $12.9 million resulting in an income tax receivable balance of $1.1 million at January 3, 2010 compared to income taxes payable of $11.8 million at October 4, 2009. The decrease in income taxes payable was mainly due to payments made in the first quarter of fiscal 2010 of $13.4 million for the provincial component of its income tax settlement with the CRA as announced in December 2008 and as described under the heading “Income Taxes” in the 2009 Annual MD&A. This payment had been fully provided for in the fourth quarter of fiscal 2008.
CASH FLOWS
Cash flows from operating activities in the first quarter of fiscal 2010 were $73.9 million compared to $15.9 million for the first quarter of last year. The increase in cash flow was primarily due to an increase in operating earnings before non-cash items, lower seasonal increases in inventories, lower income tax payments, and a significant decrease in accounts payable and accrued liabilities which occurred in the first quarter of fiscal 2009, partially offset by a lower seasonal decrease in trade accounts receivable compared to last year, due to a low level of sales in the first quarter of fiscal 2009.
Cash flows used in investing activities were $31.4 million in the first quarter of fiscal 2010, compared to $12.1 million in the first quarter of fiscal 2009. The $19.3 million increase in cash flows used in investing activities was primarily due to higher capital expenditures, primarily due to the acquisition of the distribution centre in Charleston, South Carolina.
We generated free cash flow of $42.5 million for the three months ended January 3, 2010 compared to $2.9 million for the same period in fiscal 2009. The increase of $39.6 million was attributable to higher cash flows from operating activities partially offset by higher capital spending compared to last year. Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, after deducting cash flows used in investing activities, excluding business acquisitions.
Cash flows used in financing activities in the first quarter of fiscal 2010 amounted to $1.0 million compared to cash outflows of $1.5 million in the first quarter of fiscal 2009.
QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P.11

MANAGEMENT’S DISCUSSION AND ANALYSIS
LIQUIDITY AND CAPITAL RESOURCES
In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements and business acquisitions. Our primary uses of funds on an ongoing basis are for capital expenditures for new manufacturing facilities and incremental expansions, working capital requirements, and business acquisitions.
We have a committed revolving long-term credit facility of up to $400 million, on an unsecured basis, which matures in June 2013. Total indebtedness as at January 3, 2010 amounted to $3.2 million compared to $4.4 million at the end of fiscal 2009 and $51.2 million at January 4, 2009. Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion) as described under the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A. At January 3, 2010, there were no amounts drawn on our revolving long-term credit facility. An amount of $2.2 million has been committed against this facility to cover various letters of credits.
We ended the first quarter of fiscal 2010 with cash in excess of total indebtedness of $137.9 million, including $141.1 million of cash and cash equivalents. Cash in excess of total indebtedness is calculated as cash and cash equivalents net of total indebtedness as described under the section entitled “Definition and Reconciliation of Non-GAAP Measures” in this MD&A. During fiscal 2010, the Company intends to conduct an evaluation of opportunities for the deployment of our cash balances not required to finance our organic growth, in order to maximize returns to shareholders.
Capital expenditures for fiscal 2010 are now projected at approximately $145 million, compared to our original projection of $130 million in December 2009. The projected capital expenditures for fiscal 2010 include the acquisition of the new distribution centre and office building in Charleston, South Carolina which was completed in November 2009, expenditures for the completion of the Rio Nance 4 sock facility, further textile and sewing capacity expansion, as well as energy cost reduction projects and the purchase of our new office building in Barbados. The increase in projected capital expenditures for fiscal 2010 from our previous projection of $130 million is due to the acceleration of planned sewing capacity expansion projects required to support the Company’s projected sales growth, further capacity expansion and additional knitting machines at the new Rio Nance 4 sock facility and additional investment in the biomass project in Honduras.
We believe that our cash flow from operating activities together with our accumulated cash balances and our credit facility will provide us with sufficient liquidity and capital resources in fiscal 2010 to fund our anticipated working capital, capital expenditure requirements, as well as any acquisition opportunities that the Company may decide to pursue.
The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. We do not currently pay a dividend. However, the Company’s Board of Directors periodically evaluates the merits of introducing a dividend.
Off-Balance Sheet Arrangements and Contractual Obligations
All commitments have been reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations that follows. As disclosed in Note 6 to our unaudited interim Consolidated Financial Statements, we have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform its contractual obligations. As at January 3, 2010, the maximum potential liability under these guarantees was $10.9 million, of which $4.7 million was for surety bonds and $6.2 million was for corporate guarantees and standby letters of credit.
QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P.12

MANAGEMENT’S DISCUSSION AND ANALYSIS
In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations by period, excluding interest on long-term debt, for the following items as at January 3, 2010:

		Less than 1	1 to 3	4 to 5	More than 5
(in $ millions)	Total	fiscal year	fiscal years	fiscal years	fiscal years

Long-term debt	3.2	1.6	1.6	—	—
Operating leases	46.9	6.1	16.9	7.9	16.0
Purchase obligations	110.3	92.4	17.9	—	—

Total Contractual Obligations	160.4	100.1	36.4	7.9	16.0

We expect that cash flows from our operating earnings, accumulated cash balances and our unutilized bank facility will be sufficient to meet our obligations for the foreseeable future.
Derivative Instruments
The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, commodity prices and interest rates. Derivative financial instruments are not used for speculative purposes. During the first quarter of fiscal 2010, the Company entered into forward foreign exchange contracts which were designated as cash flow hedges and qualified for hedge accounting. Please refer to the section entitled “Financial Risk Management” in this MD&A for a description of the Company’s use of derivative instruments and hedge transactions.
Outstanding Share Data
Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the trading symbol GIL. As at January 31, 2010 there were 121,039,631 common shares issued and outstanding along with 1,462,901 stock options and 903,714 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, at least 50% of Treasury RSU grants are subject to the attainment of performance objectives set by the Board of Directors.
LEGAL PROCEEDINGS
Securities Class Actions
The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.
The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws. On July 1, 2009, the District Court granted the motion by Gildan and other defendants to dismiss the U.S. action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009,
QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P.13

MANAGEMENT’S DISCUSSION AND ANALYSIS
plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, the Company and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, the plaintiffs’ motion seeking reconsideration was denied. The Plaintiff’s have appealed the decisions on the motion for reconsideration and the motion to dismiss, but no date has been set yet for the appeal.
In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under the Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion. In the Quebec action, a case management judge has been appointed but no date has been set yet for the case conference.
The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the interim consolidated financial statements.
OUTLOOK
A discussion of management’s expectations as to our outlook for fiscal 2010 is contained in our first quarter earnings results press release dated February 9, 2010 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.
FINANCIAL RISK MANAGEMENT
This section of the MD&A provides selected disclosures relating to the nature and extent of the Company’s exposure to credit risk, and foreign currency risk, and how the Company manages those risks. The disclosures under this section, in conjunction with the information in Note 10 to the unaudited interim Consolidated Financial Statements (“Financial Instruments”), have been presented only to provide a summary of the nature and extent of the Company’s exposures to certain risks arising from financial instruments. Please refer to the “Financial Risk Management” Section of the 2009 Annual MD&A and Note 19 to the audited Consolidated Financial Statements for the year ended October 4, 2009 for complete disclosure of the Company’s exposure to risks arising from financial instruments in accordance with the requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, Financial Instruments-Disclosure.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash and cash equivalents, forward foreign exchange contracts and interest rate swaps, which it manages by dealing only with highly-rated North American and European financial institutions. Our trade receivables and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade receivables and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period.
The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors and mass-market retailers. As at January 3, 2010, the
QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P.14

MANAGEMENT’S DISCUSSION AND ANALYSIS
Company’s ten largest trade debtors accounted for 79% of trade accounts receivable, of which one wholesale customer accounted for 19% and one mass-retailer accounted for 25%. Of the Company’s top ten trade debtors, seven are wholesale distributors, three are mass-retailers and seven are located in the United States. The remaining trade receivable balances are dispersed among a larger number of debtors across many geographic areas including the United States, Canada, Europe, Mexico and Australia.
The Company’s exposure to credit risk for trade receivables by geographic area and type of customer was as follows:

(in $ millions)	January 3, 2010	October 4, 2009

United States	58.8	135.4
Europe	10.6	12.2
Canada	4.0	7.5
Other regions	4.3	4.5

Total trade receivables	77.7	159.6

(in $ millions)	January 3, 2010	October 4, 2009

Distributors and screenprinters	39.4	127.7
Mass-market and regional retailers	38.3	31.9

Total trade receivables	77.7	159.6

The aging of trade receivable balances was as follows as at:

(in $ millions)	January 3, 2010	October 4, 2009

Not past due	58.4	144.5
Past due 0-30 days	17.9	14.9
Past due 31-60 days	2.5	3.5
Past due 61-120 days	3.7	1.2
Past due over 121 days	1.1	1.5

Trade receivables	83.6	165.6
Less allowance for doubtful accounts	(5.9)	(6.0)

Total trade receivables	77.7	159.6

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

(in $ millions)	January 3, 2010	October 4, 2009

Balance, beginning of period	6.0	2.8
Bad debt expense	0.1	6.0
Write-off of accounts receivable	(0.2)	(2.8)

Balance, end of period	5.9	6.0

Foreign Currency Risk
The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the
QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P.15

MANAGEMENT’S DISCUSSION AND ANALYSIS
Canadian dollar, the British pound, the Euro, the Australian dollar and the Mexican peso exchange rates. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows and the reported amounts for sales and SG&A expenses in its consolidated statement of earnings, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain or loss in the statement of earnings.
The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras. The Lempira to U.S. dollar exchange rate has not fluctuated significantly in recent years. However, should there be a change in the Lempira to U.S. dollar exchange rate in the future, such change may have an impact on our operating results.
During the first quarter of fiscal 2010, the Company entered into forward foreign exchange contracts in order to minimize the exposure of forecasted cash inflows in currencies other than the U.S. dollar. The Company’s derivative financial instruments as at January 3, 2010 consisted primarily of forward foreign exchange contracts to sell Euros, British pounds, Australian dollars, and Mexican pesos in exchange for U.S. dollars for which maturities, carrying and fair values and other information are disclosed in Note 10 to the unaudited interim Consolidated Financial Statements. The forward foreign exchange contracts qualify as hedging instruments and have been designated as cash flow hedges. As such, the effective portion of unrealized gains and losses related to the fair value of the cash flow hedges, which amounted to $1.8 million at the end of the first quarter of fiscal 2010, are included in other comprehensive income, and will be recognized in net earnings in the same period as the foreign exchange impact of the forecasted cash inflow affects net earnings.
Please refer to the “Financial Risk Management” section of the Company’s 2009 Annual MD&A for further details of the Company’s significant foreign currency exposures.
CRITICAL ACCOUNTING ESTIMATES
Our significant accounting policies are described in Note 1 to our 2009 audited annual Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates. In addition, although our critical accounting estimates remain substantially unchanged from those that were disclosed in our 2009 Annual MD&A, there is a likelihood that these estimates may materially change, or new estimates may be required, given the current uncertain economic conditions.
Management believes that the following accounting estimates require assumptions to be made about matters that are highly uncertain:
•	Allowance for Doubtful Accounts;

•	Inventory Valuation;

•	Sales Promotional Programs;

•	Recoverability of Long-Lived Assets;

•	Income Taxes; and

•	Business Acquisitions
For a more detailed discussion of these estimates, readers should review the “Critical Accounting Estimates” section of the 2009 Annual MD&A.
QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P.16

MANAGEMENT’S DISCUSSION AND ANALYSIS
ACCOUNTING POLICIES AND FUTURE ACCOUNTING STANDARDS
Accounting Policies
The Company applied the same accounting policies in the preparation of its interim Consolidated Financial Statements, as disclosed in Note 1 to its audited Consolidated Financial Statements for the year ended October 4, 2009.
Future Accounting Standards
In January 2009, the Canadian Accounting Standards Board (AcSB) issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. For a detailed description of the future accounting standards, please refer to Note 3 of the unaudited interim Consolidated Financial Statements.
International Financial Reporting Standards (IFRS)
In February 2008, the AcSB confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian GAAP for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the changeover to IFRS will be required for our fiscal 2012 interim and annual financial statements beginning October 3, 2011 (the “changeover date”) with comparative information presented for fiscal 2011.
In preparation for the changeover to IFRS, we have developed an IFRS transition plan consisting of three phases — 1) Scoping and Diagnostic Phase, 2) Impact Analysis and Design Phase, and 3) Implementation and Review Phase. Transition issues identified in each of these phases will be analyzed and addressed according to the level of impact they will have on the key elements of the transition plan. These key elements include:
•	Accounting policies, including choices among policies permitted under IFRS;

•	Information technology and data systems;

•	Internal control over financial reporting;

•	Disclosure controls and procedures, including investor relations and external communications plans; and

•	Business activities, including the impact on operating agreements and key performance indicators.
Progress towards Completion of our IFRS Changeover Plan
The following information is presented to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to International Financial Reporting Standards. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the possible effects on our operations. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions, and circumstances may arise, such as changes in IFRS standards or economic conditions, which could change these assumptions or the progress of our IFRS changeover plan.
We have completed the first phase, comprised of a scoping and diagnostic process, which involved a comparison of the Company’s current accounting policies under Canadian GAAP with currently issued IFRS. A number of differences have been identified with respect to the recognition and measurement of certain balance sheet items, and while our key analyses are progressing well, preliminary conclusions have not yet been reached and as such, they have not been reported at this time.
QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P.17

MANAGEMENT’S DISCUSSION AND ANALYSIS
IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of a company’s first annual IFRS reporting period (September 30, 2012 for Gildan), and apply those policies to all periods presented in their first IFRS financial statements including the comparative periods. Therefore, the starting point for our accounting in accordance with IFRS will be fiscal 2011, beginning on October 4, 2010 (the “transition date”) although the interim and annual financial statements for fiscal 2011 will only be published in accordance with IFRS in fiscal 2012 as comparative information. The general requirement of IFRS 1 is full retrospective application of all accounting standards effective at an entity’s reporting date but recorded against retained earnings as of the transition date. However, IFRS 1 provides first-time adopters certain optional exemptions and mandatory exceptions from full retrospective application. We have identified the optional exemptions applicable to our operations, and will select the exemptions which are considered to be the most appropriate for the Company.
The second phase of our IFRS changeover plan is now underway and as our IFRS changeover plan progresses, we will continue to report on the status of the plan, significant findings, the impact on the key elements indicated above, and provide more detailed information on preliminary conclusions reached.
RELATED PARTY TRANSACTIONS
We have transactions with Frontier, which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Total purchases of yarn from Frontier were $33.5 million along with $0.2 million relating to management fees for the three months ended January 3, 2010. As at January 3, 2010, we had an outstanding payable to Frontier of $21.5 million.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended October 4, 2009 was included in the 2009 Annual MD&A, and was based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of October 4, 2009. There have been no material changes in internal control over financial reporting since October 4, 2009.
RISKS AND UNCERTAINTIES
In our 2009 Annual MD&A under the sections “Financial Risk Management” and “Risks and Uncertainties” we provide a detailed review of risks that could affect our financial condition, results of operations or business, cash flows or the trading price of our common stock, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business. The risks described in our Annual MD&A, as updated in this MD&A include risks associated with:
•	Our ability to implement our strategies and plans

•	Our ability to compete effectively

•	Adverse changes in general economic conditions

•	Our reliance on a small number of significant customers

•	Our customers do not commit to purchase minimum quantities

•	Our ability to anticipate evolving consumer preferences and trends

•	Our production volume may differ from market demand
QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P.18

MANAGEMENT’S DISCUSSION AND ANALYSIS
•	Fluctuations and volatility in the price of raw materials used to manufacture our products

•	Our dependence on key suppliers

•	Climate, political, social and economic risks in the countries in which we operate

•	Changes to international trade regulation

•	Factors or circumstances that could increase our effective income tax rate, including changes to tax legislation and income tax treaties

•	Compliance with environmental, health and safety regulations

•	Our significant reliance on our information systems for our business operations

•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations

•	Negative publicity as a result of violation in labour laws or unethical labour and other business practices

•	Our dependence on key management and our ability to attract and/or retain key personnel

•	Changes to and failure to comply with consumer product safety laws
Updates to the Description of Risks and Uncertainties
The following are significant updates to the description of risks contained in the section entitled “Risks and Uncertainties” of our 2009 Annual MD&A. For ease of reference, the updates to the description of risks below have, where applicable, been presented under the same headings and in the same order as in the section entitled “Risks and Uncertainties” of our 2009 Annual MD&A.
Climate, political, social and economic risks in the countries in which we operate
As discussed in more detail in our 2009 Annual MD&A, some of the countries in which we operate have experienced political, social and economic instability in the past, and we cannot be certain of their future stability. More recently, there was political instability in Honduras following the removal of the President of the country on June 28, 2009. Following the elections which were held on November 29, 2009, a new President was elected by the people of Honduras and was sworn into office on January 27, 2010.
On January 12, 2010, Haiti was struck with a massive earthquake. Although the Company does not have vertically-integrated manufacturing facilities in Haiti, it uses third party contractors to sew the majority of the fabric produced at its Dominican Republic textile facility which is currently dedicated to supplying a portion of the Company’s basic T-shirt requirements for the U.S. screenprint market. One contractor facility owned by Palm Apparel was destroyed, and a second contractor facility suffered some structural damage although there was no damage to equipment. Contractors have now resumed production or are implementing plans to do so during the second fiscal quarter. In addition, the Company is increasing capacity at its sewing facilities in the Dominican Republic, Honduras and Nicaragua in order to minimize the impact of the temporary disruption of contractor production in Haiti. The Company’s property damage and business interruption insurance policies provide coverage for lost or damaged assets as well as interruption to the Company’s business, including profits on lost sales, and reimbursement for additional expenses relating to the damages and losses suffered. The total coverage for losses relating to events occurring in Haiti is capped at $8 million, and the Company’s claim will be subject to standard deductibles for earthquake losses. Based on information currently available, the Company expects that damaged or lost inventory, estimated at $2 million, will be fully covered by its insurance policies, less a minor deductible. The financial impact of the Haiti earthquake on our results is expected to be limited to temporary manufacturing and transportation inefficiencies in relation to which we expect to incur an estimated insurance deductible of $2 million. We believe that our existing inventory levels and our plans to increase production at other company-owned sewing facilities will allow us to offset the impact of the temporary production disruption in Haiti in order to meet the anticipated demand in fiscal 2010 for the Company’s T-shirt products.
QUARTERLY REPORT TO SHAREHOLDERS — Q1 2010 P.19

MANAGEMENT’S DISCUSSION AND ANALYSIS
DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES
We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.
Adjusted Net Earnings and Adjusted Diluted EPS
To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and other charges net of income tax recovery, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and diluted earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q1 2010	Q1 2009

Net sales	220.4	184.0
Cost of sales	154.7	145.1

Gross profit	65.7	38.9
Selling, general and administrative expenses	34.0	33.5
Restructuring and other charges	1.6	0.9

Operating income	30.1	4.5
Financial expense, net	0.8	0.2
Non-controlling interest in consolidated joint venture	0.1	(0.4)

Earnings before income taxes	29.2	4.7
Income taxes	1.2	0.3

Net earnings	28.0	4.4

Adjustments for:
Restructuring and other charges	1.6	0.9
Income tax recovery on restructuring and other charges	(0.4)	—

Adjusted net earnings	29.2	5.3

Basic EPS	0.23	0.04
Diluted EPS	0.23	0.04
Adjusted diluted EPS	0.24	0.04

Certain minor rounding variances exist between the financial statements and this summary.
EBITDA
EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges as well as the non-controlling interest in the consolidated joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.
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MANAGEMENT’S DISCUSSION AND ANALYSIS

(in $ millions)	Q1 2010	Q1 2009

Net earnings	28.0	4.4
Restructuring and other charges	1.6	0.9
Depreciation and amortization	16.0	15.9
Variation of depreciation included in inventories	(2.6)	(4.4)
Interest, net	—	0.9
Income taxes	1.2	0.3
Non-controlling interest in consolidated joint venture	0.2	(0.4)

EBITDA	44.4	17.6

Certain minor rounding variances exist between the financial statements and this summary.
Free Cash Flow
Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flows used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q1 2010	Q1 2009

Cash flows from operating activities	73.9	15.9
Cash flows used in investing activities	(31.4)	(12.1)
Adjustments for:
Restricted cash reimbursed related to business acquisition	—	(0.9)

Free cash flow	42.5	2.9

Certain minor rounding variances exist between the financial statements and this summary.
Total Indebtedness and Cash in Excess of Total Indebtedness/Net Indebtedness
We consider total indebtedness and cash in excess of total indebtedness / (net indebtedness) to be important indicators of the financial leverage of the Company.

(in $ millions)	Q1 2010	Q4 2009	Q1 2009

Current portion of long-term debt	(2.0)	(2.8)	(3.0)
Long-term debt	(1.2)	(1.6)	(48.2)

Total indebtedness	(3.2)	(4.4)	(51.2)
Cash and cash equivalents	141.1	99.7	14.4

Cash in excess of total indebtedness (Net indebtedness)	137.9	95.3	(36.8)

Certain minor rounding variances exist between the financial statements and this summary.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
FORWARD-LOOKING STATEMENTS
Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of the 2009 Annual MD&A, as subsequently updated in this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.
Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:
•	our ability to implement our growth strategies and plans, including achieving market share gains, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit contractually to minimum quantity purchases;

•	our ability to anticipate changes in consumer preferences and trends;

•	our ability to manage inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;

•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials;

•	the impact of climate, political, social and economic risks in the countries in which we operate;

•	disruption to manufacturing and distribution activities due to labour disruptions, political instability, bad weather, natural disasters and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	compliance with applicable environmental, tax, trade, employment, health and safety, and other laws and regulations in the jurisdictions in which we operate;

•	our significant reliance on computerized information systems for our business operations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•	negative publicity as a result of violation of labour laws or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and retain key personnel;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in accounting policies and estimates; and
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MANAGEMENT’S DISCUSSION AND ANALYSIS
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk.
These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.
We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2010 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.
February 9, 2010
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